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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PICTET OVERSEAS INC.

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montreal	Quebec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edite Das Neves / Mary Zavitsanos, CA — 514-350-6234 / 514-350-6232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhousCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250, René-Lévesque Blvd West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edite Das Neves / Mary Zavitsanos, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PICTET OVERSEAS INC., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Vice President / Senior Vice President

Title

Notary Public BENOIT LE, LAWYER, QUEBEC BAR # 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2011 and 2010
(expressed in US dollars)

pwc

February 23, 2012

Report of Independent Auditor

To the Shareholder of
Pictet Overseas Inc.

We have audited the accompanying balance sheets of Pictet Overseas Inc. (the "company") as at December 31, 2011 and 2010, and the related statements of earnings, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital as at December 31, 2011 and 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Pictet Overseas Inc.

Balance Sheets

As at December 31,

(expressed in US dollars)

	2011 $	2010 $
Assets		
Current assets		
Cash and cash equivalents	1,071,906	575,406
Short-term deposits	12,900,000	13,800,000
Accounts receivable	436,731	98,270
Prepaid expenses	117,710	141,392
Income taxes recoverable	27,463	54,182
	14,553,810	14,669,250
Liabilities		
Current liabilities		
Accounts payable and accrued charges	479,719	133,567
Shareholder's Equity		
Capital stock (note 3)	10,000,000	10,000,000
Retained earnings	4,074,091	4,535,683
	14,074,091	14,535,683
	14,553,810	14,669,250

Approved by the Board of Directors

_______________________ Director _______________________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Changes in Shareholder's Equity

For the years ended December 31,

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2009	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,413,087	14,413,087
Net earnings for the year	-	-	-	-	-	-	1,122,596	1,122,596
Dividends paid	-	-	-	-	-	-	(1,000,000)	(1,000,000)
Balance as at December 31, 2010	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,535,683	14,535,683
Net earnings for the year	-	-	-	-	-	-	1,038,408	1,038,408
Dividends paid	-	-	-	-	-	-	(1,500,000)	(1,500,000)
Balance as at December 31, 2011	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,074,091	14,074,091

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Earnings

For the years ended December 31,

(expressed in US dollars)

	2011 $	2010 $
Revenue		
Commissions (note 4)	5,078,650	4,509,292
Interest	22,301	28,716
Other income	7,051	626
	5,108,002	4,538,634
Expenses		
Personnel	1,281,426	863,336
Operating (note 5)	1,844,129	1,670,372
General and administrative (note 6)	626,820	492,926
Interest	124	2,404
	3,752,499	3,029,038
Earnings before income taxes	1,355,503	1,509,596
Provision for income taxes	317,095	387,000
Net earnings for the year	1,038,408	1,122,596

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Cash Flows

For the years ended December 31,

(expressed in US dollars)

	2011 $	2010 $
Cash flows from		
Operating activities		
Net earnings for the year	1,038,408	1,122,596
Changes in non-cash operating working capital items		
Decrease (increase) in accounts receivable	(338,461)	2,059
Decrease (increase) in prepaid expenses	23,682	(80,975)
Decrease in income taxes recoverable	26,719	43,224
Increase (decrease) in accounts payable and accrued charges	346,152	(90,812)
	58,092	(126,504)
	1,096,500	996,092
Investing activities		
Acquisition of short-term deposits	(33,400,000)	(27,677,672)
Redemption of short-term deposits	34,300,000	27,650,000
	900,000	(27,672)
Financing activities		
Dividends paid	(1,500,000)	(1,000,000)
Increase (decrease) in cash and cash equivalents during the year	496,500	(31,580)
Cash and cash equivalents – Beginning of year	575,406	606,986
Cash and cash equivalents – End of year	1,071,906	575,406
Supplementary information		
Interest paid	124	2,404
Income taxes paid	329,763	430,224

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

The company was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet et Cie. The company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities Exchange Commission. The company is also a registered broker-dealer in every US state. The company's business activities include marketing European and North American trade execution services for equities, options and foreign exchange.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under generally accepted accounting principles of the United States of America.

Revenue recognition

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents. Cash and cash equivalents are accounted for at amortized cost.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

(expressed in US dollars)

Foreign currency translation

These financial statements have been prepared in US dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Capital stock

Authorized, unlimited as to number

- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

(expressed in US dollars)

Issued and fully paid

	2011 $	2010 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

4 Commissions

	2011 $	2010 $
Brokerage commissions	4,726,910	4,064,936
Foreign exchange market	351,740	444,356
	5,078,650	4,509,292

5 Operating expenses

	2011 $	2010 $
Stock exchange and related expenses	914,962	939,015
Information services and subscriptions	746,153	680,858
Membership fees	114,140	61,999
Licences and software maintenance	40,360	4,877
Loss (gain) on foreign exchange	23,890	(29,073)
Referral fees	4,624	12,696
	1,844,129	1,670,372

(expressed in US dollars)

6 General and administrative expenses

	2011 $	2010 $
Management fees	411,876	415,862
Travel, meals and entertainment	126,369	-
Professional and other fees	56,835	54,068
General office expenses	31,740	22,996
	626,820	492,926

7 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet et Cie.

The balance sheets include the following related party balances:

	As at December 31, 2011 $	As at December 31, 2010 $
Assets		
Cash and cash equivalents	5,638	2,483
Liabilities		
Accounts payable and accrued charges	360,844	-

The statements of earnings include the following related party transactions:

	2011 $	2010 $
Revenue		
Commissions	4,134,280	3,661,718
Expenses		
Personnel	1,240,115	830,944
Operating	56,881	18,990
General and administrative	411,876	415,862

Commissions are collected by Pictet et Cie or Pictet Canada L.P. at the settlement date and remitted to the company.

(expressed in US dollars)

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

8 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its short-term deposits, accounts receivable and income taxes recoverable. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2011 $	2010 $
Short-term deposits	12,900,000	13,800,000
Accounts receivable	436,731	98,270
Income taxes recoverable	27,463	54,182
Maximum exposure	13,364,194	13,952,452

The company's financial instruments are with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

As at December 31, 2011 and 2010, there are no amounts receivable in default, and no provision for doubtful accounts has been recorded.

Liquidity risk

Liquidity risk is the risk that the company will be unable to meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that adequate funds exist to support business strategies and operational growth. All of the short-term deposits are held with a Canadian chartered bank and have maturities of up to 12 months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

(expressed in US dollars)

The contractual terms to maturity of the financial liabilities owed by the company as at December 31, 2011 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank, with maturities of up to 12 months, and are recorded at their fair value.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rate risk as it is minimal.

The following table summarizes the financial instruments and their fair values as at December 31, 2011:

Financial instrument	Fair value $	Interest rate %
Cash and cash equivalents	1,071,906	-
Short-term deposits	12,900,000	0.17

As at December 31, 2011, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $129,000 or a decrease of $21,930 respectively in net earnings.

(expressed in US dollars)

The following table summarizes the financial instruments and their fair values as at December 31, 2010:

Financial instrument	Fair value $	Interest rate %
Cash and cash equivalents	575,406	-
Short-term deposits	13,800,000	0.20

As at December 31, 2010, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $138,000 or a decrease of $27,600 respectively in net earnings.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2011 are as follows:

	US$	CA$	Other $
Cash and cash equivalents	898,034	173,483	389
Short-term deposits	12,900,000	-	-
Accounts receivable	377,969	58,753	9
Income taxes recoverable	-	27,463	-
Accounts payable and accrued charges	(456,160)	(23,558)	-
	13,719,843	236,141	398

Based on the above net exposures as at December 31, 2011 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $11,808 respectively in net earnings.

(expressed in US dollars)

The significant balances in foreign currencies expressed in equivalent US dollars as at December 31, 2010 are as follows:

	US$	CA$	Other $
Cash and cash equivalents	480,444	94,962	-
Short-term deposits	13,800,000	-	-
Accounts receivable	86,080	11,650	540
Income taxes recoverable	-	54,182	-
Accounts payable and accrued charges	(114,710)	(18,857)	-
	14,251,814	141,937	540

Based on the above net exposures as at December 31, 2010 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $7,097 respectively in net earnings.

9 Capital management

The company's capital comprises capital stock and retained earnings.

As a member of FINRA, the company is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This Rule prescribes, among other things, a minimum net capital of $100,000 and that "aggregate indebtedness" may not exceed 1,500% of "net capital", as those terms are defined by the Act.

The company's management monitors the capital of the company to ensure that the company has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2011, the company continued unchanged its 2010 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As at December 31, 2011, the company's aggregate indebtedness and net capital were $479,719 and $13,483,587 respectively (2010 – $133,567 and $14,146,677 respectively), giving a result of 3.5% (2010 – 0.9%).

(expressed in US dollars)

10 Comparative figures

Certain of the comparative figures have been reclassified to conform to the financial presentation adopted for the year ended December 31, 2011.

Pictet Overseas Inc.

Schedules of Computation of Net Capital

As at December 31, 2011 and 2010

(expressed in US dollars)

	2011 $	2010 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	4,074,091	4,535,683
	14,074,091	14,535,683
Accounts receivable (non-allowable portion)	432,038	93,130
Prepaid expenses	117,710	141,392
Income taxes recoverable	27,463	54,182
Haircut on foreign currency	10,432	5,698
Haircut on failed trades	2,861	94,604
Deductions from net capital	590,504	389,006
Net capital	13,483,587	14,146,677
Aggregate Indebtedness		
Accounts payable and accrued charges	479,719	133,567
Aggregate indebtedness as a percentage of net capital	3.5%	0.9%

pwc

February 23, 2012

To the Board of Directors of
Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the Company's internal control over financial reporting.

Our consideration of internal control over financial reporting was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control over financial reporting that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified.

AU 325, *Communicating Internal Control Related Matters Identified in an Audit*, of the AICPA Professional Standards includes the following definitions of a deficiency, a significant deficiency and a material weakness:

- Deficiency - a deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

- Significant deficiency - a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

- Material weakness - a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses as defined above.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 205 5675, www.pwc.com/ca

pwc

This letter is intended solely for the information and use of the Board of Directors, management, and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2011
(expressed in US dollars)

February 23, 2012

Report of Independent Auditors

To the Shareholder of
Pictet Overseas Inc.

In our opinion, the accompanying statement of changes in shareholder's equity presents fairly, in all material respects, the equity position of Pictet Overseas Inc. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2011

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance at December 31, 2009	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,413,087	14,413,087
Net earnings	-	-	-	-	-	-	1,122,596	1,122,596
Dividends paid	-	-	-	-	-	-	(1,000,000)	(1,000,000)
Balance at December 31, 2010	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,535,683	14,535,683
Net earnings	-	-	-	-	-	-	1,038,408	1,038,408
Dividends paid	-	-	-	-	-	-	(1,500,000)	(1,500,000)
Balance at December 31, 2011	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,074,091	14,074,091